September 6, 2005

Mail Stop 4561

Michael Ashner
Chairman and Chief Executive Officer
Newkirk Realty Trust, Inc.
7 Bulfinch Place - Suite 500
Boston, MA 02114

Re:	Newkirk Realty Trust, Inc.
      Registration Statement on Form S-11
      Filed August 6, 2005
      Registration No. 333-127278

Dear Mr. Ashner:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with any pictures, graphics or artwork that you intend to use in the prospectus.

2. We note your disclosure in various places throughout the prospectus that you intend to sell, concurrently with this offering,
$50 million of your common stock to First Union Real Estate Equity Mortgage Investments in a private placement and to issue an additional number of your shares to First Union in connection with its assignment of certain contract rights to you. In addition, we note your intent to issue special voting preferred stock to your advisor. Please tell us what exemption or exemptions from registration you intend to rely upon in issuing such shares, including a description of facts tending to support the use of such exemption(s), and provide your analysis as to why the issuances should not be integrated with this offering.

3. We note that you intend to elect to be taxed as a REIT and that you intend to use a currently unspecified amount of your proceeds to fund future acquisitions of assets. As such, your offering appears to constitute a "blind-pool" offering. Accordingly, please revise to include all the information required by Guide 5, including prior performance information substantially similar to that required under
Item 8 and Appendix II of Industry Guide 5.  Refer to Release 33-
6900.

4. Please tell us whether you have a website and if you do, include your web address in the filing. See Item 102(e)(2) of Regulation
S-
K.

5. Please provide the disclosure required by Item 25(b) of Form S-
11
regarding your policy with respect to certain activities of your officers and directors.

Cover Page

6. Please revise your bulleted cover page risk factors as follows:

* First bullet - revise to provide more specific disclosure regarding the types of properties and risks contemplated.
* Fourth bullet - provide more specific disclosure about how the ability of your advisor to operate your properties and identify acquisitions affects your financial condition.
* Seventh bullet - provide more detailed disclosure about the types of conflicts.
* Eighth bullet - specify the parties in whom ownership will be concentrated and quantify the percentage of control that will be held by those parties after the offering.

Please make conforming changes, as appropriate, to your summary risk factors and risk factors sections.

7. Please include a cover page risk factor describing the fact that your Chief Executive Officer is party to an agreement with First Union which will restrict his ability to take advantage of future business activities related to real estate investments other than those associated with triple net leased properties.

Prospectus Summary

8. Please limit your summary to a brief description of the key aspects of your business and this offering. Detailed information about your dividend and distribution policy, preferred stock terms and restrictions on stock ownership is more appropriate for the body of the prospectus. In addition, please eliminate redundant disclosure from within the summary.

9. Please revise the forepart of the summary and the body of the prospectus to disclose all benefits to affiliates as a result of the formation transactions and this offering, quantifying such benefits to each affiliate. For example, it appears that the following items may benefit Mr. Ashner:

* advisor portion of the base management fee;
* Winthrop Financial`s portion of the base management fee;
* an increase in the fees paid to Winthrop Financial;
* advisor portion of the incentive fee;
* First Union portion of the incentive fee;
* redemption of Newkirk MLP units;
* issuance of special voting stock; and
* affiliate control of company.

10. Throughout the summary you refer to your "senior management team." Please disclose the names and positions of your senior management team in the beginning of the summary.

11. Please specify in your summary the percentage of Newkirk MLP`s assets represented by properties, securitized pools of notes and other assets.

Our Strategy, page 2
12. We note the disclosure that your strategy differs from Newkirk MLP`s as you will use a portion of the proceeds and cash flows from operations and sales to fund future investment activity. Please clarify whether or not you also intend to use future equity and debt financing to fund future investment activity.

Competitive Strengths, page 3

13. In order to provide more balanced disclosure, please move your summary risk factor discussion so that it immediately follows your discussion of competitive strengths.

14. Your disclosure regarding your track record in re-leasing your properties may not be clear to an investor. For example, it is not clear whether space subject to a lease which expired December 31, 2005 and was not re-leased until December 31, 2004, would be included in unleased square footage "as of June 30, 2005." Please clarify.

15. Please define what you mean by "fully vertically integrated" when describing Winthrop Financial Associates in the first full paragraph on page 4.

16. Please clarify which affiliates own the properties managed by Winthrop.

Our Properties, page 5

17. Please identify any particular state or region in which your properties are particularly concentrated.

18. The summary of your investment strategy should include a clear description of both the types of properties and the types of mortgages you have invested in and intend to invest in, as well as a clear description of your investment strategy that provides more detail about the types of financing structures you have provided and intend to provide.

History, page 6

19. Refer to the discussion of your advisor in the final carry-over paragraph on page 6. While it is important that the exclusivity agreement with Michael Ashner be described, it is not clear why you have provided substantial detail regarding the ownership structure, history and management compensation structure for First Union and its advisor here. Please advise or revise.

Structure and Formation of Our Company, page 7

20. Please provide disclosure regarding the MLP unit split referred to on page 122.

21. In the third bullet on page 8, please specify what portion of the proceeds will be used to purchase units from your executive officers.

22. We note your disclosure in the fourth bullet point on page 8 that you intend to use a certain percentage of the offering proceeds to conduct a tender offer for limited partnership interests in Newkirk
MLP. Please confirm that you do not intend to commence the tender offer until after the closing of this offering or tell us how you otherwise intend to comply with Rule 102 of Regulation M with respect to the tender offer. In addition, please tell us how you intend to comply with the requirements of Rule 13e-4 of the Securities Exchange
Act of 1934, including the offering requirements of Rule 13e-4(f). We note, for example, your intent to purchase limited partnership units from specified parties in agreed upon amounts, while you will limit the percentage of units you will purchase from all other limited partners.

23. We note from your disclosure in the final carryover bullet point on the bottom of page 9 that you "anticipate" that First Union will assign Michael Ashner`s exclusivity right with respect to triple net properties to you. Since this right seems key to your business, please provide more specificity as to when you anticipate this assignment will occur. In addition, since it does not appear that the assignment of the exclusivity right is a certainty, please include risk factor disclosure describing the consequences of a failure of First Union to assign this right.

24. Refer to the description of fees on pages 13 - 14. Please consider providing, in the summary or in body of the prospectus, an example of the calculation of the incentive management fee as it may be helpful for an investor to understand the potential amount of the fee.

25. Refer to the diagram on page 10. Please include the interests of
Winthrop Financial Associates in Newkirk MLP in the chart.

26. Please identify by footnote or otherwise each of the entities which Michael Ashner has the ability to control or influence and specify whether the control or influence results from stock ownership, a management position or otherwise. In addition, identify each entity which shares the same or similar management.

Our Advisor, page 11
27. Please briefly describe the calculation of "common equity capital."

Our Debt, page 14

28. Please revise footnote (3) on page 15 to include disclosure of the weighted average interest rate of the loans.

29. We note that you have excluded from the debt table "third party share of debt" and "Non-Newkirk Realty Trust Share of Debt" related to properties that you account for on a consolidated basis.
Clarify
whether you are jointly or secondarily liable for this debt and if so the basis for excluding these debt amounts.

Summary Risk Factors, page 15

30. Revise the final risk factor to address the recent valuation provided by Newkirk MLP`s general partner which implied a lower valuation for MLP units than the offering price.

Restrictions on Ownership of Common Stock, page 16
31. Please clarify that for purposes of calculating the ownership of a "person", your charter has a more restrictive definition than that required by the REIT rules.

Our Dividend and Distribution Policy, page 17

32. Please disclose what percentage your estimated annualized distribution represents of your estimated cash available for distributions.

Conflicts of Interest, page 19

33. Please expand your disclosure to discuss the fact that your management (and the management of your advisor) may be required or inclined to offer real estate opportunities which would otherwise be beneficial to your stockholders to either Winthrop Financial Associates or First Union.
34. Please specify the percentage of the advisor indirectly owned by
Mr. Ashner.
35. Please include a discussion of Mr. Ashner`s ownership and control of Winthrop Financial.

Risk Factors, page 27

36. Please revise your risk factor subheadings so that they indicate the specific risk you are describing. Currently, many of the subheadings merely state a fact with no reference to the associated risk.

37. Please include a risk factor discussing the possibility of foreclosure on the 707,482 square foot office building in Toledo, Ohio that is leased to Owens-Illinois, Inc., as described in footnote
(4) on page 15 and in the fifth paragraph on page 67.

38. Please include a separate risk factor discussing the risk associated with substantially lower renewal rates on most of your properties. Include in this risk factor a discussion of the difference between the aggregate in-place rental income and the aggregate renewal rental income for 2006 - 2009, inclusive. We note that your current risk factor discussion of renewal rates at the bottom of page 28 is not sufficient to highlight this risk.

Our success depends on the ability of our Advisor to operate properties and our Advisor`s failure to operate our properties in a sufficient manner could have a material adverse effect on the value of our real estate investments and results of operations, page 27

39. Please expand your disclosure to state, if true, that you do not intend to hire employees and that your advisor is not required to dedicate any particular number of employees or employee-hours to your business.

We depend on the experience and expertise of our and our Advisor`s senior management team, and the loss of the services of our key personnel could have a material adverse effect on our business strategy, financial condition and results of operations, page 28

40. Expand your discussion under this risk factor heading to address the fact that a termination or resignation of Michael Ashner will also likely terminate your relationship with your advisor, First
Union and Winthrop Financial Associates.

41. Please revise your disclosure to name each of the "other executive officers" to whom you refer in the first sentence or remove the reference.

Our Advisor`s base management fee is payable regardless of our performance, page 28
42. Please include disclosure regarding your advisor`s fee compensation arrangements with First Union and Winthrop Financial to the extent such arrangements may further reduce the advisor`s incentive to devote its time and effort to you.

We face a number of significant issues with respect to the properties owned by Newkirk MLP which may adversely affect our financial performance, page 28

43. Please highlight any particular region or industry where your tenants are located and specify the risks associated with such concentration. We note, in this regard, that your office space appears to be let to a number of companies in the energy and finance sectors and that your retail space appears to have some concentration in the banking and supermarkets sectors.

Leasing Issues, page 28

44. Please quantify your near term lease expirations.

Our debt level may have a negative impact on our ability to make distributions to stockholders and pursue our business strategy, page
33

45. Please specify, if true, that there is no limit on the amount of leverage that you may employ.

Noncompliance with environmental laws could adversely affect our financial condition and operating results, page 34

46. Please identify any tenants or industries whose operations present a particular risk of environmental liability.

Property owned through joint ventures may limit our ability to act exclusively in our interests, page 36

47. Please quantify the percentage of your portfolio held in joint ventures.

We are subject to increases in the cost of our borrowings as a result of rising interest rates, page 37
48. Please quantify your exposure to floating rate debt.

There are various conflicts of interest resulting from the relationships among us, our management, our Advisor and other parties, page 37

49. Please expand your disclosure in the second and fourth bullet points under this heading to specify briefly the transactions giving rise to the conflict. In addition, please revise the third bullet point to identify why the facts stated give rise to a conflict and to discuss the conflict that might be presented with respect to particular attractive transactions.

50. Please clarify why the final bullet point under this risk factor heading presents a conflict and a risk.

If we do not qualify as a REIT or fail to remain qualified as a REIT, we will be subject to tax as a regular corporation and could face substantial tax liability, page 39

51. Please explain, in the final sentence of this risk factor, why use of taxable REIT subsidiaries presents a risk.

Provisions in our articles of incorporation and bylaws and Maryland law may delay or prevent our acquisition by a third party, page 41

52. Please expand your discussion in the fourth and fifth bullet points under this risk factor heading to explain why these measures will delay or prevent an acquisition by a third party.

Broad market fluctuations and our failure to meet market
expectations
could negatively impact the market price of our common stock, page
44

53. The risk described under this heading appears to be generic and applicable to any publicly traded company. Please revise your disclosure to describe how this risk affects you uniquely.


Determination of Offering Price, page 46

54. Please disclose whether you considered the recent valuation provided by Newkirk MLP`s general partner, as discussed in the second risk factor on page 44, or your recent acquisition of limited partnership units for $42.50, as discussed in the sixth paragraph on page 64, in making a determination with regard to the offering price.

Use of Proceeds, page 47

55. Please expand your disclosure in paragraph number (1) to identify
the precise terms of the indebtedness that you will repay with
$150
million of offering proceeds, including interest rates, maturities and the lending institutions. See instruction 4 to Item 504 of Regulation S-K.

Our Dividend and Distribution Policy, page 48

56. In the narrative preceding the table, please disclose what percentage your estimated annualized distribution represents of your estimated cash available for distributions.

57. You should not refer to and use adjusted funds from continuing operations as a component or subtotal to arrive at estimated cash available for distribution. Inclusion of funds from operations is not appropriate because it is a performance measure and estimated cash available for distribution is a liquidity measure and because dividends are paid from cash not funds from operations.

58. The presentation of estimated cash available for distribution should be revised to arrive at estimated cash available for distribution for the twelve month period following the date of the most recent financial statements included in the filing. This is accomplished by adding pro forma net income for the most recently completed interim period to pro forma net income for the most recent year and subtracting pro forma net income for the comparable interim period of the prior year. This resulting pro forma net income for the most recent 12 month period is then adjusted for sources and uses of cash that are reasonable and supportable from operating, investing and financing activities to arrive at estimated cash available for distribution for the twelve month period following the date of the most recent financial statements included in the filing. For example, you should reduce cash available for distribution for the effect of lease terminations that have occurred, or are scheduled or expected to occur in the 12 months following the last date of the financial statements included in the filing, particularly in light of the termination provisions as described on page F-18. You may however, include the effect of new leases or renewals of existing leases if leases have been signed. Please revise the presentation accordingly.

59. Refer to footnote (4) on page 51. Please provide additional detail regarding these amortization expenses and tell us why you have added them back in the table.
60. Please tell us whether the pending economic discontinuance termination and the potential non-renewal on the Toledo office building are reflected in the distribution table and, if not, why not.

Selected Consolidated Financial Information, pages 54-56

61. We note your disclosure of adjusted funds from continuing operations. Please revise your presentation or explain to us how each of your adjustments related to loss on early extinguishment of debt and non-cash restricted stock issuances complies with Item 10(e)(ii)(B) of Regulation S-K. Please also revise your presentation to include historical funds from continuing operations or tell us your basis for excluding these amounts.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 57

62. The overview section should include the most important matters on which you focus in evaluating your financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. Please revise your overview with this in mind and consider discussing industry-wide factors used by management, such as trends in interest rates, competition, and real estate fundamentals, your locations of operations, insight into material opportunities, challenges and risks over both the short and long-term, as well as actions you plan to take to address these opportunities, challenges and risks. Refer to Item 303 of Regulation
S-K and SEC Release 33-8350.

For the Year Ended December 31, 2004, page 57

Liquidity and Capital Resources, page 57

63. Please expand your disclosure under this heading substantially to discuss the specific liquidity aspects of Newkirk MLP, such as any indebtedness you will be acquiring or incurring, and your expected sources of and requirements for liquidity. Your discussion should focus on any known demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing. Please discuss how you intend to address your liquidity needs on a long-term basis.

Contractual Obligations and Off-Balance Sheet Arrangements, page
58

64. We note your disclosure here and on page 123. Please revise your disclosure to explain in sufficient detail how the purchase option was modified such that MLP`s general partner believes that the purchase option is significantly more favorable to Newkirk MLP.
In
addition, please tell us what consideration you gave in exchange for this favorable modification.

65. It is not clear from your disclosure in the first paragraph after the table on page 58 whether your guarantee of the T-Two loan is included in the table of contractual obligations. Please confirm that it has been included or revise to include the guarantee in the table.

66. Please expand your discussion of the T-Two loan to provide the nature and business purpose to you of the loan and its importance to you as relates to your liquidity, capital resources, market risk support, credit risk support or other benefit. See Item 303(a)(4) of
Regulation S-K.

67. Please expand your disclosure in the first full paragraph on page
59 to quantify the percentage of your portfolio represented by these properties.

68. Please explain what "contract right debt" is in the fifth paragraph on page 60.

Results of Operations, page 60

69. Management`s Discussion and Analysis should be a discussion and analysis of your business as seen through the eyes of those who manage the business rather than a recitation of your financial statements in narrative form. Please revise to include a more robust discussion of your results of operations including key comparative indicators used by management, trends and analysis of operating performance. Refer to Item 303 of Regulation S-K and SEC Release 33-
8350.

For the Quarter Ended March 31, 2005

Other Matters, page 64

70. Please specify which "note payable" you are referring to in the first paragraph under this heading.

Comparison of the three months ended March 31, 2005 to the three months ended March 31, 2004, page 65

71. Please explain the reason for the 17% increase in general and administrative expenses in the final paragraph on page 65.


Newkirk Realty Trust, Inc., pages 70 - 102

Investment Policies and Policies with Respect to Certain
Activities,
page 75

72. Please expand your disclosure on page 75 regarding your policies with respect to investments in real estate, to provide all of the information required by Item 13(a) of Form S-11. For example, we note that you have not indicated any limitations on the number or amount of mortgages which may be placed upon an individual piece of property.

73. Please supply the disclosure required by Item 13(b) of Form S-
11.

Formation Transactions, page 79

74. Please specify the amount of proceeds that will be used to redeem units held by Winthrop Financial executive officers that are also your executive officers and identify the individuals by name and title.

75. Please briefly describe the "certain events" which will give rise to a forfeiture of your common stock by First Union in the final carry-over paragraph at the bottom of page 80.

76. So that the material terms of the formation transactions are transparent to readers, please provide here, and elsewhere in the filing, a summary table that identifies the previous owners and their respective ownership interests in Newkirk MLP, the total consideration to be exchanged with each of the previous owners of Newkirk MLP in connection with this offering and your private placement offering and the ownership interests in Newkirk MLP after completion of this offering.

77. Tell us how you analyzed the accounting for the transaction based on the guidance of SFAS 141, EITF 02-05 and EITF Topic D-97, as applicable.

Our Real Estate Assets, page 82

78. We note your disclosure in the final carry-over paragraph at the bottom of page 82 that many of your leases grant the tenant the right to purchase the property at the expiration of the lease term for fair market value. Please revise to identify how you determine fair market value for these purposes.

79. We note your disclosure of annualized rental revenue in the tables on page 83. Please revise your disclosure to explain how you estimate and the period covered by your annualized rental revenue.

80. Refer to footnote (4) at the bottom of page 83. Please revise this text to indicate when the purchase option expires.

81. Please revise to include a discussion of the decline in your renewal rental income compared to your in-plan rental income for expiring leases and any adverse impact this may have on your results of operations and liquidity. Refer to the lease expiration tables on pages 84-86.

82. Refer to the chart on page 86. Because the amount of rental income to be realized in 2007 appears to be significant
($19,102,569), please provide footnote disclosure about the character and location of the properties and tenants occupying the properties under the heading "Other" to which this table relates.

83. Please revise your explanation of "Estimated Market Rents" on page 95 to include a discussion of the assumptions used by CB
Richard
Ellis in deriving such estimates, as well as a statement that actual rents may vary significantly from estimates.

84. We note your discussion of the pending lawsuit of Hershey Foods in the first paragraph on page 96. Please revise your discussion here, and under the heading "Legal Proceedings" on page 104 to quantify the difference between the purchase price calculation that you assert is correct and that which is asserted by Hershey.

85. Please expand your discussion of competition on page 96 to discuss competitive issues in the investment grade net lease markets.

86. Please revise your disclosure in the first full paragraph on page
97 to clarify what you mean by "estate for years", "remainderman", "remaining interests" and "improvements lease." In this regard, please also explain to whose benefit "the land will automatically vest in a remainderman" and how you will acquire any "remainder" interest.

87. We note your discussion on page 97 of land estates and ground leases. Please identify the percentage of your assets represented by these types of rights.

88. Please revise your disclosure in the fourth full paragraph on page 98 to explain what it means to "economically defease" your obligations under 27 of the 29 first mortgage loans.

89. Please revise your disclosure in the final carry-over paragraph on page 97 to explain how Administrator LLC obtained its 49.99% ownership interest in Newkirk Capital LLC and where the note receivable in the amount of $11.4 million is reflected in your financial statements. In light of the guaranteed return provided to
Administrator LLC, please also explain to us and disclose how you allocate earnings to Administrator LLC and where this is reflected in your financial statements.

90. Please revise the final carry-over paragraph on page 97 to clarify whether you are "entitled to receive 100% of the distributions paid by Newkirk Capital to Administrator LLC" after the
$40 million loan matures and/or is paid off in November 2009.

91. Please revise your disclosure in the final paragraph on page
98
to clarify how acquiring these interests that hold unsecured loans reduce debt service costs and eliminate potential conflicts of interest.

92. Please reconcile the aggregate balance related to Newkirk MLP`s proportionate share of contract right mortgage notes of $293.5 million reported in the final carry-over paragraph on page 100, $399.0 million reported on page 100 under "Contract Right Mortgage Notes" and the amount recorded in your financial statements on page
F-30.

93. We note that the summary of scheduled principal maturities on page 100 is as of July 15, 2005. All statistical information regarding your portfolio should be presented as of the same date and, unless impracticable, should be at least as of the date of your most recent financial statements.

94. Please briefly describe how contract right mortgage notes are different than traditional mortgages.

95. Refer to the second paragraph on page 101. Please update your disclosure to clarify whether the anticipated refinancing occurred in
July.

96. Please expand your disclosure in the final carry-over paragraph at the bottom of page 101 to discuss how your current financial position compares to each of the financial covenants referenced.

Executive Compensation, page 103
97. Please disclose the amount to be paid to Winthrop Financial from the base management fee.

Reimbursements of Expenses, page 111
98. Please clarify whether the employees referenced in the second bullet are your employees or the advisor`s. We note that you have disclosed that you do not have employees and that the advisor is responsible for the compensation of its employees.


Other Compensation, page 112

99. Please specify how "market rate compensation" will be determined for purposes of the construction management fees you will pay to your advisor.

Corporate Governance, page 115

100. Please specify the individuals who will serve on your standing board committees.

Certain Relationships and Related Party Transactions, page 120

The Exchange, page 122

101. Please separate your discussion of the conflicts created by the sale of MLP units to affiliates and the exemptions from the ownership limit.

102. Please identify the "affiliates of Apollo Real Estate
Investment
Fund II" from whom you may purchase Newkirk MLP units in the first paragraph on page 120.

103. Please expand your disclosure in the final carry over paragraph on page 121 to state that Michael Ashner also controls First
Union.

104. In your discussion of the fee to be paid to Winthrop
Financial
on page 121, please disclose the relationship of Mr. Ashner to Winthrop Financial.

105. Refer to your discussion of transactions with Vornado Realty
Trust in the first full paragraph on page 122.   Rather than
including a cross-reference to your policies regarding certain investing activities, please include a short description of the restrictions you have agreed to with Vornado within the text here.

Acquisition of Limited Partnership Interests, page 123

106. Please clarify why the units issued in connection with your acquisition of nine partnerships in January 2003 where divided among four entities rather than nine.

T-Two Partners; T-2 Certificate, page 125

107. Please revise to also disclose the cumulative amounts of principal and interest paid to T-Two Partners and of these amounts how much was applied to make payments of principal and interest on the T-Two Loan guaranteed by Newkirk MLP.


Mortgage Indebtedness of Property, page 126

108. We note your discussion of the second mortgage indebtedness held by MLP affiliates on certain properties of Newkirk MLP. It is not clear how the amount paid by MLP affiliates for a 53% in such second mortgage indebtedness ($1,012,486) relates to the amount that is now owed ($15,232,000), approximately two years later. Please tell us how these two amounts relate to each other. In addition, please tell us whether you have additional indebtedness that allows a minimum payment with unpaid interest added to the principal outstanding balance.

Acquisition of Mortgage Loan, page 126

109. Please clarify whether this loan is eliminated in consolidation.
110. Please revise the maturity of the El Segundo mortgage.

Security Ownership of Certain Beneficial Owners and Management,
page
127

111. Refer to footnote (9) on page 128. Please tell us why you believe it is appropriate to exclude from Michael Ashner`s percentage voting power calculation shares over which he controls the right to vote.

Description of Stock, page 129

112. Please describe briefly or cross-reference the description of any provision of your charter or bylaws that would have the effect of delaying, deferring or preventing a change of control as required by
Item 202(a)(5) of Regulation S-K.

Underwriting, page 158

113. We note from your disclosure in the final full paragraph on page
160 that a prospectus may be made available on the websites maintained by one or more of the underwriters or selling group members, and that the underwriters may distribute the prospectus electronically.

* Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

* Please disclose whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
* Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

Change in Accountants, page 162

114. Please revise your disclosure or have your current auditors explain to us how they were able to render an audit opinion dated August 5, 2005 based on a re-audit of Newkirk MLP`s financial statements for the year ended December 31, 2004 when they were selected as the independent registered public accounting firm on August 5, 2005. In this regard, please also clarify your statement in the fifth paragraph were you state "Prior to August 5, 2005 Newkirk MLP has not consulted Deloitte & Touche LLP with respect to the application of accounting principals....or the type of opinion that might be rendered on our consolidated financial statements."

Index to Financial Statements, page 164

115. Please update your financial statements in accordance with Rule
3-12 of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Financial Information, pages P-1 to P-2

116. Please revise your disclosure to also reflect your use of offering proceeds to purchase MLP units from other limited partners of Newkirk MLP discussed as part of your formation transactions on page 80.

Unaudited Pro Forma Balance Sheet as of March 31, 2005, pages P-3 to
P-4

Note (B), page P-4

117. Please revise your disclosure to explain the circumstances in which you expect to sell your ownership interest in the securitization pool. In this regard, please also disclose who acquired your interest and the carrying value of your interest in the securitization pool.

118. Please reconcile the increase in cash included in your "Refinancing" column on page P-3 to the net change in cash as a result of the transactions disclosed in this note.

Note (C), page P-4

119. Please clarify the nature of the "other assets" you plan to acquire in connection with your acquisition of T-Two Partners.

Note (E), page P-4

120. Please advise us of, and disclose, the method you will use to account for the acquisition of Newkirk MLP referred to in this note.
In this regard, disclose the method used to account for the acquisition of interests owned by unaffiliated third parties and those owned by affiliates, and disclose how you determined the value you will record upon acquisition.  Include support for your
method.
Specifically address why you are not accounting for the
acquisition
of minority interests at fair value.  Refer to Appendix D of SFAS
141
and FTB 85-5.

121. If common control is your basis for accounting for the acquisition of interests owned by affiliates using historical cost, please provide detailed support for your assertion. In this regard, please summarize your ownership structure (including ownership percentages), as well as the ownership structure of Newkirk MLP before and after this acquisition. Please also explain to us who you determined to be the accounting acquirer. Refer to EITF 02-5 for clarification of the common control criteria.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Three Months Ended March 31, 2004, pages P-7 to P-8

Note (D), page P-7 - P10

122. Please explain how each of your adjustments related to the cancellation of indebtedness and gain on sale of the securitized pool of first mortgages meet the requirements in Rule 11-02(b)(6) of Regulation S-X.

123. Please advise us of, and disclose, if you are using current interest rates, or interest rates for which you have a commitment. If actual interest rates in the transaction can vary from those depicted, disclose the effect on income of a 1/8 percent variance in interest rates. Also, please advise us, and disclose, if management has determined that the interest rate used is reasonable.

Note (E), page P-7 - P-10

124. Please advise us and revise your disclosure to explain how you allocate income to the minority interest holder of Newkirk MLP and how this results in merely a reclassification from minority interest expense to other expense in your statement of operations.

125. Please advise us and revise your disclosure to explain how you will account for the common stock issued to First Union in exchange for the exclusivity right. In your response, please cite the relevant accounting literature which supports your accounting and tell us how you considered the termination rights and forfeiture rights discussed on pages 108-109 and 112-113. Refer to SFAS 123, EITF 96-18 and EITF Topic D-90.

126. If you have determined, and your accounting supports, the recognition of this exclusivity right as an immediate expense in your financial statements, please tell us how this expense is expected to have a continuing impact for inclusion as a pro forma adjustment. Refer to Article 11 of Regulation S-X.

The Newkirk Master Limited Partnership
Financial Statements and Notes

Consolidated Balance Sheets, page F-6

127. We note that Newkirk MLP filed restated financial statements on
Form 10-K/A on July 20, 2005 and again on August 8, 2005. As part of this restatement, we note that you reclassified $30.3 million and $43.4 million at December 31, 2004 and 2003, respectively, related to minority interest with debit balances to partners` equity due to the lack of contractual obligation with the limited partners to advance money to Newkirk MLP. In light of this correction, please explain to us and disclose how you allocated income or loss to minority interest holders related to partnerships where you have absorbed the deficit minority interest balance as part of partners` equity due to this lack of contractual obligation. Please cite the relevant accounting literature that supports your accounting.

128. Please provide us with an analysis of the changes in minority interest during each of the periods presented in your financial statements.

Consolidated Statements of Cash Flows, page F-10

129. We note that in connection with Newkirk MLP`s restated financial statements on Form 10-K/A filed on August 8, 2005, Newkirk MLP reclassified cash payments of accrued interest from operating activities to financing activities. Please explain to us how this results in cash used in financing activities and how you considered paragraph 23(d) in SFAS 95.

Note 4, Notes and Contract Rights Payable, pages F-19 - F-21

130. Please advise us and revise your disclosure to explain what the
"contract rights" represent and how this differs from your mortgage notes.

Note 11, Subsequent Events, pages F-28 and F-38

131. Please also disclose the subsequent events discussed on page
67
which resulted in your recognition of an impairment loss in the second quarter of 2005. Clarify to us why the impairment was not recognized prior to the second quarter of 2005. Tell us when indicators of a possible impairment such as when lack of full utilization of the building was first evident and why an impairment was not recognized then.

Part II

Item 33. Recent Sales of Unregistered Securities, page II-1

132. Please specify the exemption from registration upon which you relied for the issuance of Newkirk MLP units in January, 2003, and specify facts which tend to support the use of such exemption.

Exhibits

133. Please file your legal and tax opinions with your next amendment or provide draft opinions for us to review. Please also file the material agreements required to be filed under Item 601 of Regulation
S-K.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 551-3431 or Linda van Doorn, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Attorney-Advisor, at
(202) 551-3412, or me at (202) 551-3852 with any other questions.


Sincerely,



Michael McTiernan
Special Counsel

cc:	Mark I. Fisher, Esq. (via facsimile)
	Elliot Press, Esq. (via facsimile)
	Katten Muchin Rosenman LLP
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Michael Ashner
Newkirk Realty Trust, Inc.
September 6, 2005
Page 21